SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 9)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL

                               DIME BANCORP, INC.
                                589 FIFTH AVENUE

                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017

                                 (212) 326-6170

           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL

                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004

                                 (212) 558-4000

         |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 9 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6, 2000, April 7,
2000, April 12, 2000 and April 14, 2000 (as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule
TO).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Items 4 and 7 are hereby supplemented and amended by adding the following:

         On April 28, 2000, Dime issued the press release that is included herewith as Exhibit (a)(24) and is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

Item 8 is hereby supplemented and amended by adding the following:

         On May 1, 2000, Dime filed a current report on Form 8-K (the "Form 8-K") that includes (i) a press release issued by Dime on April 28, 2000 announcing that Dime and Hudson United Bancorp ("Hudson") had agreed to terminate their pending merger agreement and (ii) a Termination, Option Cancellation and Settlement Agreement, dated as of April 28, 2000 between Hudson and Dime. The Form 8-K and its Exhibits are incorporated herein by reference.

ITEM 9.  EXHIBITS.

Item 9 is hereby supplemented and amended by adding the following:

Exhibit
Number            Description
-------           -----------

(a)(24)           Press Release, dated April 28, 2000 (Dime to Explore
                  Strategic Options)

(a)(25) Press Release, dated April 28, 2000 (Dime-Hudson United Terminate Merger Agreement) (incorporated by reference to Item 5 of Dime's Current Report on Form 8-K, filed May 1, 2000).

(i)(2) Termination, Option Cancellation and Settlement Agreement, dated as of April 28, 2000, between Hudson United Bancorp and Dime Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of Dime's Current Report on Form 8-K, filed May 1, 2000).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DIME BANCORP, INC.


                                        By: /s/ James E. Kelly
                                            -------------------------------
                                            Name:  James E. Kelly
                                            Title: General Counsel


Dated:  May 1, 2000

                                  EXHIBIT INDEX


Exhibit
Number            Description
-------           -----------

(a)(24)           Press Release, dated April 28, 2000 (Dime to Explore
                  Strategic Options)

(a)(25) Press Release, dated April 28, 2000 (Dime-Hudson United Terminate Merger Agreement) (incorporated by reference to Item 5 of Dime's Current Report on Form 8-K, filed May 1, 2000).

(i)(2) Termination, Option Cancellation and Settlement Agreement, dated as of April 28, 2000, between Hudson United Bancorp and Dime Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of Dime's Current Report on Form 8-K, filed May 1, 2000).

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